COLE CREDIT PROPERTY TRUST III, INC.

SUPPLEMENT NO. 4 DATED JUNE 29, 2009

TO THE PROSPECTUS DATED APRIL 30, 2009

This document supplements, and should be read in conjunction with, the prospectus of Cole Credit Property Trust III, Inc. dated April 30, 2009, Supplement No. 1 dated April 30, 2009, Supplement No. 2 dated May 19, 2009 and Supplement No. 3 dated June 5, 2009. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares in Cole Credit Property Trust III, Inc.;
(2)	recent real property investments;
(3)	the placement of debt on certain prior real property investments; and
(4)	potential real property investments.

Status of Our Public Offering

We commenced our initial public offering of 250,000,000 shares of common stock on October 1, 2008. Of these shares, we are offering 230,000,000 shares in a primary offering and have reserved and are offering 20,000,000 shares pursuant to our distribution reinvestment plan. As of June 26, 2009, we had accepted investors’ subscriptions for, and issued, 34,579,955 shares of our common stock in the offering, resulting in gross proceeds of approximately $345.7 million. As of June 26, 2009, we had approximately 215,420,045 shares of our common stock remaining in our offering.

We will offer shares of our common stock pursuant to the offering until October 1, 2010, unless all shares being offered have been sold, in which case the offering will be terminated. If all of the shares we are offering have not been sold by October 1, 2010, we may extend the offering as permitted under applicable law. In addition, at the discretion of our board of directors, we may elect to extend the termination date of our offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Therefore, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate the offering at any time prior to the stated termination date.

Real Property Investments

The following information supplements and should be read in conjunction with the section captioned “Prospectus Summary — Description of Real Estate Investments” beginning on page 8 of the prospectus:

Description of Real Estate Investments

As of June 26, 2009, we owned 34 properties, comprising approximately 799,000 gross rentable square feet of commercial space, excluding approximately 4,033,000 square feet accounted for under seven ground leases, located in 16 states. Properties acquired between June 5, 2009 and June 26, 2009 are listed below.

Property Description	Type	Tenant	Rentable Square Feet	Purchase Price
Aaron Rents Portfolio III – Various (1)	Specialty Retail	Aaron Rents, Inc.	103,041	$10,930,000
Academy Sports – Laredo, TX	Sporting Goods	Academy Ltd.	86,000	8,900,000
Academy Sports – Bossier City, LA	Sporting Goods	Academy Louisiana Co., L.L.C.	86,000	8,500,000
Academy Sports – Fort Worth, TX	Sporting Goods	Academy Ltd.	86,000	7,600,000
Academy Sports – Montgomery, AL	Sporting Goods	Academy Ltd.	86,000	9,400,000
			447,041	$45,330,000

(1)

The Aaron Rents Portfolio III consists of eight single-tenant retail properties located in various states, which were purchased under a sale-lease back agreement and the properties are subject to a master lease agreement.

The following information supplements and should be read in conjunction with the section of our prospectus captioned “Investment Objectives and Policies — Real Property Investments” beginning on page 94 of the prospectus:

Real Property Investments

We engage in the acquisition and ownership of commercial properties throughout the United States. We invest primarily in retail and other income-producing commercial properties located throughout the United States.

As of June 26, 2009, we, through separate wholly-owned limited liability companies, owned a 100% fee simple interest in 34 properties, consisting of approximately 799,000 gross rentable square feet of commercial space, excluding approximately 4,033,000 square feet accounted for under seven ground leases, located in 16 states. The properties generally were acquired through the use of loans and proceeds from our ongoing public offering of our common stock.

The following table summarizes properties acquired between June 5, 2009 and June 26, 2009 in order of acquisition date:

Property Description	Date Acquired	Year Built	Purchase Price	Fees Paid to Sponsor (1)	Initial Yield (2)	Physical Occupancy
Aaron Rents Portfolio III – Various (3)	June 18, 2009	Various	$10,930,000	$218,600	8.32%	100%
Academy Sports – Laredo, TX	June 19, 2009	2008	8,900,000	178,000	8.55%	100%
Academy Sports – Bossier City, LA	June 19, 2009	2008	8,500,000	170,000	8.55%	100%
Academy Sports – Fort Worth, TX	June 19, 2009	2009	7,600,000	152,000	8.55%	100%
Academy Sports – Montgomery, AL	June 19, 2009	2009	9,400,000	188,000	8.55%	100%
			$45,330,000	$906,600

(1)

Fees paid to sponsor include payments made to an affiliate of our advisor for acquisition fees in connection with the property acquisition and payments to our advisor for finance coordination fees for services performed in connection with the origination or assumption of debt financing obtained to acquire the respective property, where applicable. For more detailed information on fees paid to our advisor or its affiliates, see the section captioned “Management Compensation” beginning on page 64 of the prospectus.

(2)

Initial yield is calculated as the current annual rental income for the in-place leases at the respective property divided by the property purchase price, exclusive of closing costs and fees paid to our advisor or its affiliates.

(3)

The Aaron Rents Portfolio III consists of eight single-tenant retail properties located in various states, which were purchased under a sale-lease back agreement and the properties are subject to a master lease agreement.

The following table sets forth the principal provisions of the lease term for the major tenants at the properties listed above:

Property	Number of Tenants	Major Tenants *	Total Square Feet Leased	% of Total Square Feet Leased	Renewal Options**	Current Annual Base Rent	Base Rent per Square Foot	Lease Term***
Aaron Rents Portfolio III– Various (1)	1	Aaron Rents, Inc.	103,041	100%	4/5 yr.	$909,377	$8.83	6/18/2009	6/30/2024
Academy Sports – Laredo, TX	1	Academy Ltd.	86,000	100%	4/5 yr.	760,950	8.85	6/19/2009	6/30/2029
Academy Sports – Bossier City, LA	1	Academy Louisiana Co., L.L.C.	86,000	100%	4/5 yr.	726,750	8.45	6/19/2009	6/30/2029
Academy Sports – Fort Worth, TX	1	Academy Ltd.	86,000	100%	4/5 yr.	649,800	7.56	6/19/2009	6/30/2029
Academy Sports – Montgomery, AL	1	Academy Ltd.	86,000	100%	4/5 yr.	803,700	9.35	6/19/2009	6/30/2029

*	Major tenants include those tenants that occupy greater than 10.0% of the rentable square feet of their respective property.
**	Represents option renewal period / term of each option.
***	Represents lease term beginning with purchase date.
(1)

The lease consists of eight single-tenant retail properties, which are subject to a master lease. The initial base rent under the lease increases every five years by 10% of the then-current base rent. For purposes of this presentation, the individual rental rates, terms and escalations are not displayed in the table.

For federal income tax purposes, the depreciable basis in the properties noted above is approximately $37.1 million in total. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 years and the lesser of the useful life or lease term, respectively. The preliminary depreciable basis in the properties noted above is estimated as follows:

Property	Depreciable Tax Basis
Aaron Rents Portfolio III – Various	$8,956,776
Academy Sports – Laredo, TX	7,284,945
Academy Sports – Bossier City, LA	6,958,673
Academy Sports – Fort Worth, TX	6,215,308
Academy Sports – Montgomery, AL	7,680,968
$37,096,670

    No leases of our properties, including those described above, expire during the next ten years.

Cole Realty Advisors, an affiliate of our advisor, has the sole and exclusive right to manage, operate, lease and supervise the overall maintenance of the properties listed above. In accordance with the property management agreement, we may pay Cole Realty Advisors (i) up to 2.0% of gross revenues from our single tenant properties and (ii) up to 4.0% of gross revenues from our multi tenant properties. We currently have no plan for any renovations, improvements or development of the properties listed above and we believe the properties are adequately insured.

No debt was incurred in connection with the property acquisitions described above.

We incurred the following fixed rate mortgage notes in connection with prior property acquisitions subsequent to the respective purchase date:

Property	Lender	Fixed Rate Loan Amount	Fixed Interest Rate	Maturity Date
Walgreens – Tulsa (South Yale Avenue), OK	AVIVA Life & Annuity Company	$2,065,000	6.45%	March 1, 2013
Walgreens – Fredericksburg, VA	AVIVA Life & Annuity Company	3,865,000	6.45%	March 1, 2013
WalMart/Lowe’s – Las Vegas, NV	AVIVA Life & Annuity Company	14,025,000	6.45%	January 1, 2013
WalMart – Albuquerque, NM	AVIVA Life & Annuity Company	9,935,000	6.45%	March 1, 2013
		$29,890,000

We believe that each of our properties is adequately covered by insurance and we intend to obtain adequate insurance coverage for all future properties that we acquire.

Potential Property Investments

Our advisor has identified certain properties as potentially suitable investments for us. The acquisition of each such property is subject to a number of conditions. A significant condition to acquiring any one of these potential acquisitions is our ability to raise sufficient proceeds in this offering to pay all or a portion of the purchase price. An additional condition to acquiring these properties may be our securing debt financing to pay the balance of the purchase price. Such financing may not be available on acceptable terms or at all.

Our evaluation of a property as a potential acquisition, including the appropriate purchase price, may include our consideration of a property condition report; unit-level store performance; property location, visibility and access; age of the property, physical condition and curb appeal; neighboring property uses; local market conditions, including vacancy rates; area demographics, including trade area population and average household income; neighborhood growth patterns and economic conditions; and the presence of demand generators.

We decide whether to acquire each property generally based upon:

•	satisfaction of the conditions to the acquisition contained in the contract;
•	no material adverse change occurring relating to the property, the tenant or in the local economic conditions;
•	our receipt of sufficient net proceeds from the offering of our common stock to the public and financing proceeds to make this acquisition; and
•	our receipt of satisfactory due diligence information including the appraisal, environmental reports and tenant and lease information.

Other properties may be identified in the future that we may acquire prior to or instead of these properties. Due to the considerable conditions to the consummation of the acquisition of these properties, we cannot make any assurances that the closing of these acquisitions is probable. The properties currently identified are as follows:

Property	Expected Acquisition Date	Seller (1)	Approximate Purchase Price (2)	Approximate Compensation to Sponsor (3)
Aaron Rents Portfolio IV – Various (4)	June / July 2009	Aaron’s, Inc.	$8,601,144	$172,023
Walgreens – Stillwater, OK	June / July 2009	Newport Lewis, LLC	3,952,000	79,040
LA Fitness – Carmel, IN	June / July 2009	Cool Creek Village, LLC	8,113,636	162,273
HH Gregg – North Charleston, SC	June / July 2009	North Charleston HHG, LLC	5,593,000	111,860
Walgreens – Denton, TX	June / July 2009	SR Denton 2181, LLC	4,450,000	89,000
Kohl’s – Tavares, FL	June / July 2009	Continental 219 Fund LLC	8,467,000	169,340
Cracker Barrel Portfolio – Various (5)	June / July 2009	CBOCS, Inc. / CBOCS Texas, LLC	45,182,668	903,653
Tractor Supply – Del Rio, TX	June / July 2009	JW Del Rio IX, Ltd	2,380,000	47,600
Tractor Supply – Edinburg, TX	June / July 2009	JW Edinburg VIII, Ltd	3,141,000	62,820
Tractor Supply – Roswell, NM	June / July 2009	JW Roswell IV, Ltd	2,676,000	53,520
Tractor Supply – Seaford, DE	June / July 2009	TKC C, LLC	3,067,000	61,340

(1)	Seller is an unaffiliated third party.
(2)	Approximate purchase price does not include acquisition costs, which we expect to be approximately 3.0% of the contract purchase price, which include acquisition fees described in note 3 below.
(3)	Amounts include fees payable to an affiliate of our advisor for acquisition fees in connection with the property acquisition.
(4)

The Aaron Rents Portfolio IV consists of seven single-tenant retail properties located in various states, which would be purchased under a sale-lease back agreement and the properties are subject to a master lease agreement.

(5)

The Cracker Barrel Portfolio consists of 15 single-tenant commercial properties located in various states, which would be purchased under a sale-lease back agreement and the properties are subject to individual lease agreements.

The potential property acquisitions are subject to net leases, pursuant to which each tenant is required to pay substantially all operating expenses and capital expenditures in addition to base rent.

Property	Major Tenants*	Total Square Feet Leased		% of Total Square Feet Leased
Aaron Rents Portfolio IV – Various (1)	Aaron Rents, Inc.	61,006		100%
Walgreens – Stillwater, OK	Walgreen Co.	15,120		100%
LA Fitness – Carmel, IN	L.A. Fitness International, LLC	45,000		100%
HH Gregg – North Charleston, SC	Gregg Appliances, Inc.	30,167		100%
Walgreens – Denton, TX	Walgreen Co.	14,820		100%
Kohl’s – Tavares, FL	Kohl’s Department Stores, Inc.	545,045	(3)	100%
Cracker Barrel Portfolio – Various (2)	Cracker Barrel Old Country Stores, Inc.	150,829		100%
Tractor Supply – Del Rio, TX	Tractor Supply Co. of Texas, LP	19,097		100%
Tractor Supply – Edinburg, TX	Tractor Supply Co. of Texas, LP	18,800		100%
Tractor Supply – Roswell, NM	Tractor Supply Company	19,097		100%
Tractor Supply – Seaford, DE	Tractor Supply Company	19,086		100%

*	Major tenants are those tenants that occupy greater than 10.0% of the rentable square feet of the property.
(1)

The Aaron Rents Portfolio consists of seven single-tenant retail properties located in various states, which would be purchased under a sale-lease back agreement and the properties are subject to a master lease agreement.

(2)

The Cracker Barrel Portfolio consists of 15 single-tenant commercial properties located in various states, which would be purchased under a sale-lease back agreement and the properties are subject to individual lease agreements.

(3)	Square feet accounted for under a ground lease.

The table below provides leasing information for the major tenants at each property:

Property	Number of Tenants	Major Tenants *	Renewal Options**	Current Annual Base Rent		Base Rent per Square Foot	Lease Term
Aaron Rents Portfolio IV – Various (1)	1	Aaron Rents, Inc.	4/5 yr.	$715,615	(2)	$11.73	6/29/2009	6/30/2024
Walgreens – Stillwater, OK	1	Walgreen Co.	8/5 yr.	343,750		22.73	3/20/2000	3/31/2020	(3)
LA Fitness – Carmel, IN	1	L.A. Fitness International, LLC	3/5 yr.	803,250		17.85	5/10/2009	5/31/2024
HH Gregg – North Charleston, SC	1	Gregg Appliances, Inc.	4/5 yr.	495,000		16.41	10/11/2008	10/31/2023
Walgreens – Denton, TX	1	Walgreen Co.	10/5 yr.	350,000		23.62	12/5/2007	12/31/2032	(4)
Kohl’s – Tavares, FL	1	Kohl’s Department Stores, Inc.	8/5 yr.	649,000		1.19	10/1/2008	1/31/2029
Cracker Barrel Portfolio – Various (5)	1	Cracker Barrel Old Country Stores, Inc.	4/5 yr.	4,292,354	(6)	28.46	7/1/2009	6/30/2029
Tractor Supply – Del Rio, TX	1	Tractor Supply Co. of Texas, LP	4/5 yr.	202,000		10.58	7/4/2009	7/3/2024
Tractor Supply – Edinburg, TX	1	Tractor Supply Co. of Texas, LP	4/5 yr.	264,000		14.04	4/19/2009	4/18/2024
Tractor Supply – Roswell, NM	1	Tractor Supply Company	4/5 yr.	222,300		11.64	7/25/2009	7/24/2024
Tractor Supply – Seaford, DE	1	Tractor Supply Company	4/5 yr.	250,000		13.10	7/18/2009	7/17/2024

*	Major tenants include those tenants that occupy greater than 10.0% of the rentable square feet of the property.
**	Represents option renewal period / term of each option.
(1)

The Aaron Rents Portfolio IV consists of seven single-tenant retail properties located in various states, which would be purchased under a sale-lease back agreement and the properties are subject to a master lease agreement.

(2)

The initial annual base rent under the lease increases every five years by 10.0% of the then-current annual base rent. For purposes of this presentation, the individual rental rates, terms and escalations are not displayed in the table.

(3)	Walgreen Co. has the right, at its election, to terminate the lease effective as of the last day of the initial lease term, or effective as of the last day of each five-year renewal period thereafter.
(4)	Walgreen Co. has the right, at its election, to terminate the lease effective as of the last day of the initial lease term, or effective as of the last day of any month thereafter.
(5)

The Cracker Barrel Portfolio consists of 15 single-tenant commercial properties located in various states, which would be purchased under a sale-lease back agreement and the properties are subject to individual lease agreements.

(6)

The initial annual base rent under the lease increases annually by 1.75% of the then-current annual base rent. For purposes of this presentation, the individual rental rates, terms and escalations are not displayed in the table.

We expect to purchase the properties with proceeds from our ongoing public offering of common stock.